Jerome J. Ku Partner
Suite 2101, Building C, Yintai Center #2 Jianguomenwai Ave., Chaoyang District Beijing, 100022, P.R.China Phone: +86 10 5680 3900 Fax: +86 10 5680 3889 Email: jku@gunder.com
August 15, 2014

VIA EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Charm Communications, Inc.
Amendment No. 1 to Schedule 13e-3
File No. 005-86038
Filed July 29, 2014

Dear Ms. Duru:

On behalf of Charm Communications Inc., a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 6, 2014 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 005-86038 (the “Amendment No. 1”), filed on July 29, 2014 by the Company and the other filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 2 to Schedule 13E-3 (the “Amendment No. 2”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of Amendment No. 2 and the Revised Proxy Statement indicating changes against Amendment No. 1 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Proxy Statement”), respectively, is being provided to the Staff via email.

We represent the Special Committee established by the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning any of Mr. He Dang, Engadin Parent Limited, Engadin Merger Limited, Engadin Holdings Limited, Merry Circle Trading Limited, Honour Idea Limited, Full Quantum Investments Limited, Credit Suisse Trust Limited as trustee of the Dang Family Trust, CMC Mayfair Holdings Limited, CMC Capital Partners, L.P. or CMC Capital Partners GP, Ltd., such response is included in this letter based on information provided to the Special Committee and us by such other entities or persons or their respective representatives.

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Schedule 13G/A

1.	We partially reissue prior comment 1. Refer to Rule 13d-3. Referencing the rule, please provide your analysis of whether Ms. Liu shares beneficial ownership of the company shares and/or ADS securities owned directly or indirectly by Mr. Dang.

The Company was advised by the Founder that based on the following analysis, Ms. Liu does not have or share beneficial ownership of the shares and ADSs of the Company owned directly or indirectly by the Founder. First, the Founder is the sole director of each of Merry Circle Trading Limited and Honour Idea Limited, which hold all Class B ordinary shares of the Company beneficially owned by the Founder. Further, the Founder possesses (and does not share) the sole voting power (including the power to vote or direct the voting of) and investment power (including the power to dispose, or to direct the disposition of) of these securities, as well as all of the 1,075,000 ADSs beneficially owned by him. The Founder further confirms that there is no contract, arrangement, understanding or relationship between Ms. Liu and the Founder that provides for the sharing of such voting or investment power, and that Ms. Liu does not otherwise have or share beneficial ownership with the Founder with respect to such securities. The Founder respectfully submits to the Staff that Ms. Liu should not be deemed to share beneficial ownership with the Founder solely as a result of her spousal relationship with the Founder.

Schedule 13e-3/A

2.	We partially reissue prior comment 5. Please confirm in your response whether any other board member or shareholder raised objections to the transaction and if so, disclose a summary of all the objections raised. Additionally, supplementally advise us of the identity of the shareholder(s) who expressed concern with respect to the transaction proposal and advise us of whether the same shareholder was involved in each of the meetings referenced in the revised disclosure.

The Company respectfully advises the Staff that no other board member raised objections to the transaction. In response to the Staff’s comment, the Proxy Statement has been updated to summarize the objections raised by shareholders at their meetings with representatives of the Special Committee. Please refer the changes made on pages 41, 42 and 44 of the Revised Proxy Statement in response to the Staff’s comment.

The Company respectfully advises the Staff that the shareholders who met with the Special Committee are (in alphabetical order): (i) Aberdeen Asset Management PLC, (ii) Aegis Media Pacific Ltd., (iii) Chaview Investments Limited, (iv) Invesco Ltd. and (v) Jupiter China Fund. The meetings described in the Revised Proxy Statement are separate meetings with each of the foregoing shareholders.

3.	Please refer to prior comment 6 and our comment above. We remind you that you are responsible for the accuracy and completeness of your disclosure. In this regard, we note that there is no discussion in the background of the specific alternative(s) proposed by the unidentified “institutional shareholder” with whom the Special Committee met on March 28. Yet, subsequent disclosure suggests that the list of buyers contacted by the special committee during the Go-Shop period included a “party whose name was mentioned by an institutional shareholder of the company…” This would appear to be a material component of what was discussed with the institutional shareholder. Revise the Background discussion to include a proper summary of the meetings held and all material topics discussed or mentioned by or amongst each of the shareholders with whom the special committee met leading up to the committee’s recommendation in support of the going private transaction.

In response to the Staff’s comment, the Proxy Statement has been updated accordingly. Please refer the changes made on pages 41, 42, 44 and 70 of the Revised Proxy Statement in response to the Staff’s comment.

4.	We note the revisions made in response to prior comment 6 and partially reissue the comment. In this regard, we note reference throughout the summary to “certain” discussions regarding alternative plans to a going private and/or alternative structures, including discussions of the potential benefit of a going private. We remind you of the requirements set forth in Item 1013(b) of Regulation M-A. Please revise the background to more specifically disclose all material discussions that relate to the decision to take the company private versus engaging in any other alternative transaction or discussions of alternative structures that could have been used to accomplish the going private.

In response to the Staff’s comment, the Proxy Statement has been revised accordingly. Please refer the changes made on pages 36, 44 and 70 of the Revised Proxy Statement in response to the Staff’s comment.

5.	We partially reissue prior comment 6. The revised disclosure does not identify whether any other price points were considered by or amongst the Consortium or any discussions amongst the filing parties regarding the reasons for rejecting any alternative bid prices prior to the initial non-binding proposal submission to the company. Why was $2.35 per ordinary share chosen and was it the only specific price point discussed amongst the Consortium parties? Please revise.

In response to the Staff’s comment, the Proxy Statement has been revised accordingly. Please refer the changes made on page 37 of the Revised Proxy Statement in response to the Staff’s comment.

6.	Reference is made to the internal valuation and modelling analysis relied upon by the Consortium prior to submitting its initial proposal. Please confirm supplementally whether such analysis were in any part, based on reports or analyses of any outside parties. We may have further comment.

In response to the Staff’s comment, the Proxy Statement has been revised accordingly. Please refer the changes made on page 37 of the Revised Proxy Statement in response to the Staff’s comment.

7.	Refer to prior comment 6 and your revised disclosure regarding the discussions amongst the filing parties prior to the Consortium decision to re-evaluate its proposed valuation. Please clarify the “certain” other issues and concerns raised by CMC based upon its due diligence review and what specific aspects of the enumerated items in (i)-(iv) prompted the decision to re-evaluate.

In response to the Staff’s comment, the Proxy Statement has been revised accordingly. Please refer the changes made on page 43 of the Revised Proxy Statement in response to the Staff’s comment.

8.	We note your response to prior comment 6, which notes the Special Committee did not propose a specific counter-proposal to the $2.35 bid received. Please specifically reference this fact in your disclosure document.

In response to the Staff’s comment, the Proxy Statement has been revised accordingly. Please refer the changes made on page 46 of the Revised Proxy Statement in response to the Staff’s comment.

9.	We reissue prior comment 7. Please supplementally provide a summary of all oral “updates”, reports or otherwise that were provided to the Special Committee by China Renaissance. In this regard, the basis for your conclusion that the oral reports and/or updates were not material to the going private transaction is unclear. We note, for example, that the updates and/or reports were provided to the Special Committee by its financial advisor throughout the course of the consideration by the Special Committee of the going private transaction and/or alternative transactions and that such updates or reports appear to have involved a financial valuation of the company and its prospects. Refer to Item 9 of Schedule 13e-3. We may have further comment.

In response to the Staff’s comments, the disclosures on pages 40 to 43 and page 45 of the Revised Proxy Statement have been revised to reflect the fact that, except as already disclosed therein, the oral updates provided by China Renaissance to the Special Committee were preliminary status updates in nature, for which no written materials were prepared and which did not contain any different or additional material information from that already described in the proxy statement with respect to the May 16, 2014 presentation, and that, specifically, these updates included discussion of the selection criteria used by China Renaissance for its proposed comparable companies analysis, certain publicly available financial data and ratios of the selected companies and certain premiums paid in recent China take-private deals based on publicly available information. The updates did not include any reports or information on a financial valuation or analysis of the company and its prospects by China Renaissance.

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Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please do not hesitate to contact me at +86 10 5680 3900, +86 10 5680 3889 (fax) or jku@gunder.com.

Sincerely,

/s/ Jerome J. Ku
Jerome J. Ku

cc:	Cindy Wang

Charm Communications Inc.

Chris Lin

Simpson Thacher & Bartlett

Anthony Wang

Weil, Gotshal & Manges LLP